Exhibit 99.1

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

The last twelve months in the capital markets have been one of the more interesting periods for investors to have lived through in the past 50 years or more. Leaving aside the extreme capital market distress, which was exacerbated by the liquidity issues and the resulting hangover from years of extremely robust credit markets, the economic fundamentals in most geographic markets and asset classes we invest in, are playing out as would be expected in an economic cycle. Thankfully, it appears that we are now in the recovery phase of this cycle.

Notwithstanding the challenging business environment, we recorded strong results for the quarter, generating cash flows from operations of $520 million, which compares favourably with $355 million last year. These results were assisted by our disposition of a portion of our investment in Canadian power plants, and while our operations continue to perform largely as expected, we are not currently generating any exceptional profit growth.

Our liquidity position is strong and we have continued to deploy capital into investments which we believe will generate above-average returns over the long term. Our stable operating performance and strong liquidity, in addition to the recovering capital markets, means that we have been able to focus in recent months on numerous investment opportunities.

Fundraising in the Private Institutional and Public Capital Markets

We have completed a large number of fundraisings to date in 2009, and were particularly active during the third quarter. In total this year, we have raised approximately $12 billion of external capital for investment, which should enable us to acquire assets in the bottom portion of this market cycle. Access to this significant amount of capital places us within a select group of large investors who have both the capital and human resources to pursue recapitalization transactions on a global basis.

External
(millions)	Capital Raisings

Power and Infrastructure
Private fundraisings	$1,200
Public market issuances (three placements)	2,000
Debt issuances	1,000

Property
Private fundraisings	4,000
Public market issuances (two placements)	800
Debt and preferred share issuances	800

Special Situations
Private fundraising	1,200

Corporate and Other	1,000
$12,000

1 | Brookfield Asset Management Inc. – 2009 Q3 Letter to Shareholders

We consider ourselves extremely fortunate to have access to many different sources of capital at this point in time in the capital markets. There are times when capital availability can be a curse, and other times when it is a blessing. Today, we believe it to provide an important strategic advantage, and are grateful for being in this situation. We think we enjoy this access for the following reasons:

1)
We have very few time-consuming performance issues within our operations and therefore are not distracted in dealing with these issues, or spending time explaining past poor investment performance to current or prospective investment partners;

2)
We are conservatively financed and invest in asset classes generating strong recurring cash flows which should increase over time. Given the economic environment, we believe these are attractive places for retail and institutional investors to invest;

3)
For many years, we have invested in expanding our capabilities to attract and take care of institutional capital. As a result, we have solid partnership relationships with many of the sizeable global sovereign and institutional investors to raise private capital; and

4)
We are invested in a number of stable geographic markets and have access to the public debt and equity markets in each of them. These markets where we invest and issue capital are predominantly the U.S., Canada, Brazil, Australia, and the UK.

There are several further initiatives we are working on to raise capital, both privately and publicly. These should enable us to invest confidently through the recovery phase of this cycle, which we believe will generate exceptional long-term returns.

Priorities for 2010

We continue to focus on six operating priorities, basically the same we have had in place for over two years. However, we have re-prioritized them in accordance with our view of the world today, and will continue to change emphasis as required by market conditions:

1)	Position ourselves as a preferred sponsor of acquisition transactions, based on our operating abilities, reputation with institutional investors, and ability to commit capital;

2)	Build client relationships with shared investment objectives;

3)	Protect our businesses and organically grow our operations by constantly working our assets to enhance their value;

4)	Generate liquidity from non-strategic assets, and extend the term of debt maturities before they come due;

5)	Maintain maximum financial and operating flexibility in order to be positioned for growth as markets turn; and

6)	Repurchase interests held by others in our assets at less than net asset value, from others who hold a different view of their long-term potential.

During late 2008 and early 2009, we were largely focused on the last four priorities. Only when we had our own house in order, and the capital markets were back to some semblance of normalcy, did we start working on new asset acquisitions, a priority which has now been moved to the top of the list and which will likely take the lion’s share of our attention over the next 12 months. In this regard, we did commit to acquire a substantial portfolio of infrastructure assets in the last month, a transaction which is addressed in more detail below.

2 | Brookfield Asset Management Inc. – 2009 Q3 Letter to Shareholders

Infrastructure Operations

Seven years ago, we set out to expand our infrastructure presence from one largely invested in hydro power generation to one more broadly based. We were successful in purchasing a number of electricity transmission systems and high quality private timberlands. However, about four years ago, when many new investors were attracted to the infrastructure sector, it became much more difficult, if not virtually impossible for us to acquire assets at valuations that we were comfortable with. In hindsight, this was largely because our risk management thesis demands that our investment teams utilize only investment grade leverage and underwrite the assets on a long-term discounted cash flow model, with the assumption that the assets will be owned forever.

Everyone knows what happened next. Too much capital, lots of over-leveraged deals, and some lower quality assets sold at extreme valuations. Fast forward to today: we believe that for those with capital, there are numerous opportunities to assist financial institutions to recapitalize portfolios of high quality assets which were purchased with excessive levels of financing. We have three advantages in this environment: operating expertise to maximize value from the assets, restructuring people to deftly manage these complicated situations, and the capital to invest.

A good example of this is our recent sponsorship of a recapitalization of the approximate $8 billion of assets owned by Babcock & Brown Infrastructure (“BBI”). Our plan, which has been endorsed by the management, board and their corporate banking syndicate, is currently in front of their security holders for approval. Given the fact that approvals are still required, we cannot delve into too much detail about this opportunity. Suffice it to say that, at this juncture, we think it is a good investment for your capital and once closed, we will try to explain the many reasons why.

Assuming the transaction is approved, we will end up owning 100% of the third-largest freehold port in the UK; 50% of the world’s largest export coal terminal, located in northeast Australia; and approximately 40% of the newly named, Prime Infrastructure. Prime will continue its listing on the Australian Stock Exchange and own approximately $5 billion of infrastructure assets, including approximately 5,000 kilometres of rail lines, the other 50% of the aforementioned coal terminal, a 26% interest in the 15,000 kilometre NGPL pipeline in the U.S., interests in a portfolio of ports across Europe, and various gas and electricity distribution systems in New Zealand, Australia and the UK.  Upon completion, the recapitalized assets will have a favourable loan-to-value ratio of less than 70%, strong cash flow coverage, and attractive growth prospects. We will also have the benefit of integrating BBI’s capable management and operating teams with our own, which will significantly expand our management team to enhance the value of existing operations and create further growth opportunities.

We have committed to underwrite the recapitalization of BBI, but will complete the transaction largely through Brookfield Infrastructure, which is in the process of closing a $950 million unit offering, of which we subscribed for $435 million. This funds most of our $1.1 billion equity commitment to the BBI restructuring, with the balance coming from our institutional clients.

Infrastructure as an Asset Class

During the last three years, infrastructure assets have largely performed as expected. With a few exceptions they have been resilient and have continued to generate cash flows. Unfortunately, many new investors entered the market over the past four years and made at least one of three fatal mistakes. They either: (1) paid too much; (2) had growth assumptions that were too high; or worst of all, (3) employed excessive debt leverage. As a result, many owners of infrastructure assets are in financial difficulty and this has bruised the reputation of infrastructure as an asset class in the eyes of a number of investors. We believe this is unwarranted and think that with proper capital allocation and underwriting assumptions, these assets represent one of the most compelling “real return” investment opportunities available to institutional investors.

3 | Brookfield Asset Management Inc. – 2009 Q3 Letter to Shareholders

Our focus today is on sourcing great assets which are owned by others but are overleveraged. Our goal is to assist owners and financial institutions by providing solutions for unravelling some of these financial situations. We believe that above average returns can be earned in these situations because they require complex restructurings, or because only a few players have access to sufficiently large pools of capital to participate. These kinds of opportunities should continue to be available for the next 18 to 24 months while existing sponsors and creditors attempt to manage deleveraging requirements, debt maturities and covenant breaches.

Moving forward, we believe that private infrastructure funding (new build and sales of in-place assets) is set to boom for at least the next decade, and likely longer. Our vision is based on the premise that governments across the world, but in particular in developed markets, have overspent in relation to their resources and now need to right size their debt positions by selling assets, in order to work their way out of significant budgetary deficits. These efforts will surely involve tax increases, but we believe the global infrastructure market is being set up for enormous growth as state and federal governments across the U.S., UK, Europe and other indebted nations, liquidate capital assets to generate proceeds for the purpose of paying down liabilities.

The UK government has long been a leader with respect to infrastructure privatization. The UK government’s recent announcement of its intention to raise £16 billion through infrastructure privatizations, including the Channel Tunnel and the Dartford Crossing, is just the beginning of this next phase. In the U.S., governments have been slow to start as a result of political and historical reticence. But today, we believe the tide has turned because the U.S. federal and state governments have no choice but to start, or accelerate their own programs. With few other alternatives to get their fiscal houses in order, many governments will be forced to act.

The positive aspect for the global capital market is that privatizations should assist indebted nations in alleviating a portion of their fiscal issues. Developed countries are rich in assets but, like any asset-rich company, need to raise capital by selling assets. By doing so, foreign and local ownership of U.S. and UK treasuries, in essence, will be converted into ownership interests in infrastructure assets. As a result, we believe there will be a fundamental re-appraisal of hard assets. We believe these changes will reward investors with strong risk-adjusted returns, deleverage government balance sheets and also tax users of the infrastructure at the source, thereby enhancing fairness in the allocation of the economic costs of this infrastructure in society.

In summary, we think that the private infrastructure market is still in its infancy. As a result, infrastructure investing will be a growth area for many years to come for those who have both operating expertise and the financial wherewithal. We plan on continuing to capitalize on our inherent strengths to expand our operations in this sector further.

Property Opportunities

Similar to infrastructure, there are a number of commercial property opportunities winding their way to an event which will create a need for recapitalization. Given our capital availability, global presence, and operating abilities, we believe that over the next two years we will be able to capitalize on one or two of these significant situations.

And while the capital markets’ recovery has allowed a number of property companies to refloat themselves on their own, there are many other situations where the clock is ticking and where major deleveraging may be required. Those who have no credible sponsor with the necessary capital represent suitable opportunities for us to assist with their recapitalizations.

Although as mentioned, a number of publicly-listed entities have been able to access the equity markets to deleverage their balance sheets and fund short-term maturities, there are many private owners unable to access equity capital as readily. In addition, financial institutions continue to hold excessive levels of troubled real estate loans and may value our assistance in resolving some of their issues.

4 | Brookfield Asset Management Inc. – 2009 Q3 Letter to Shareholders

Further, the commercial real estate debt levels are compounded by the U.S. market’s heavy reliance on CMBS financing until the beginning of 2008. The virtual disappearance of this form of financing in the last 18 months has created a significant funding gap. Fortunately, we were less reliant on CMBS financing in our own operations and have predominantly utilized traditional mortgage financing which remains available for quality assets from a number of providers. For others, the CMBS mortgages have and will cause distress greater than would otherwise exist if loans had not been securitized.

Electricity Markets

The economic slowdown and imbalances in the North American natural gas markets have resulted in a significant decline in short-term prices for electricity. Fortunately, we remain 80% hedged with long-term power sales agreements and shorter-term financial contracts, although the effect of lower prices on our uncontracted power had a negative impact on the cash flows from our renewable power generating business in the last few quarters.

However, we remain encouraged by the implications of recent developments with respect to the treatment of CO2 on the value of renewable generation, and also continue to believe that prices of fossil fuels will increase over time. We believe that the combination of heightened concerns over carbon emissions, desire for greater energy security and higher prices of fossil fuels longer term will continue to encourage government, industry and consumer participants to embrace policies that will favour renewable (hydro being the most productive) and other “green” forms of electrical generation. This bodes well for us longer term.

One such measure by governments includes the introduction of long-term contracts for the supply of renewable generation. We have entered into several of these contracts in recent years for our wind and hydro facilities, when the pricing has been reflective of the long-term value of our assets. In this regard, we are working on securing a long-term contract for our currently uncontracted hydroelectric production in Ontario (approximately 2,300 gigawatt hours per year). If completed, we expect the contract will have a base price, which will escalate annually, with additional payments for on-peak production and ancillary services.

This agreement would increase the amount of our generation currently under long-term contract from approximately 50% to approximately 70%, and reduce our reliance on shorter-term contracts, achieving a goal we set a few years ago.

Currencies

As detailed in our last letter to you, as a global investor, our returns can be substantially impacted in the short and long term by currency movements. This impacts the intrinsic value of our business as we often do not hedge the full economic value of our investments outside of the U.S., back into U.S. dollars. This is due to both our long investment horizons and our views on currencies.

We sometimes take a view on a currency and hedge some of this exposure. Fortunately, we have been virtually fully unhedged and therefore long most of our foreign currency assets since the beginning of 2009. As a result, we have benefited substantially in the last nine months, as the currency realignments have added approximately $1.5 billion to our underlying net asset values.

Given these dramatic movements of the non-U.S. currencies against the U.S. dollar, we are now considering hedging some of these investments back into U.S. dollars. We possess no crystal ball, but rather believe that we have benefited significantly and that the risk/reward analysis favours taking some of our “gains” and locking them in. This view is strengthened by the highs being set by most currencies against the U.S. dollar, which we believe generally means that we are nearing the upper range in a cyclical movement in the dollar.

5 | Brookfield Asset Management Inc. – 2009 Q3 Letter to Shareholders

Summary

We remain committed to investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital employed. Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

We believe that we are now into the recovery phase of this downturn and are therefore continuing to capitalize on the environment to add assets which should pay off for us in the years ahead.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or investment ideas.

J. Bruce Flatt
Senior Managing Partner & CEO
November 6, 2009

6 | Brookfield Asset Management Inc. – 2009 Q3 Letter to Shareholders

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “often,” “sometimes,” “plan,” “expect,” “generally,” “largely,” “predominantly,” “likely,” “believe,” “objective,” “think,” “continue,” “enable,” “generate,” “position,” “build,” “protect,” “generate,” “maintain,” “repurchase,” “complete,” “coming,” “offer,” “goal,” “providing,” “create,” “expand,” “bodes” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this letter to shareholders include statements in regards to: our views on the state of the capital markets; performance of our operations; our ability to use funds raised in 2009 to acquire assets during the current economic cycle; the strategic advantage of our access to many different sources of capital; our ability to increase cash flows and intrinsic value over time; the attractiveness of our asset classes for investment by retail and institutional investors; our ability to invest confidently through the recovery phase of the current economic cycle; our ability to generate long-term returns; our ability to position ourselves as a preferred sponsor of acquisition transactions; our ability to build client relationships; our ability to protect our businesses and organically grow our operations; our ability to generate liquidity and extend the term of debt maturities; our ability to maintain maximum financial and operating flexibility; our ability to repurchase interests held by others in our assets at less than net asset value; our focus on and prioritization of new asset acquisitions; the existence of opportunities to assist owners and financial institutions to recapitalize portfolios of high quality assets where purchased with excessive levels of financing; our beliefs, obligations and expectations with respect to our potential investment in Babcock & Brown Infrastructure (“BBI”) and the investment of our institutional clients therein; the potential benefits from integration of BBI’s management and operating teams with ours; our beliefs regarding infrastructure as an asset class; opportunities for, and our goals with respect to, sourcing assets and our beliefs with respect to potential returns on these investments; our beliefs about the private infrastructure market, including future infrastructure privatizations, funding and resulting tax increases; our beliefs on the global infrastructure market; our beliefs on the commercial properties market, including opportunities to capitalize on recapitalizations; our ability to assist financial institutions with troubled real estate loans; our use of and access to traditional mortgage financing; our views on CMBS mortgages; the likelihood that fossil fuel prices will increase over time; our beliefs with respect to government policies that favour renewable and other “green” forms of electrical energy and the impact of those policies on our power business; our ability to secure a long-term contract for our uncontracted hydroelectric production in Ontario and the impact of such contract on our power business; the impact of short and long term currency movements on our returns; our beliefs and practices with respect to hedging our investments outside of the U.S.; our ability to capitalize on the current economic cycle; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

7 | Brookfield Asset Management Inc. – 2009 Q3 Letter to Shareholders